# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Newsmax Inc., CIK 0002026478
CUSIP: 65250K105
Title of class of securities: Class B Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001391405

## Reporting persons
- Thomas Peterffy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 23,045,352; shared voting power 0; sole dispositive power 23,045,352; shared dispositive power 0; aggregate amount beneficially owned 23,045,352 (25.9% of the class)
  Comment: The percent ownership calculated is based upon an aggregate of 88,949,887 shares of Class B common stock outstanding as of March 28, 2025.
- Conyers Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); sole voting power 23,045,352; shared voting power 0; sole dispositive power 23,045,352; shared dispositive power 0; aggregate amount beneficially owned 23,045,352 (25.9% of the class)
  Comment: The percent ownership calculated is based upon an aggregate of 88,949,887 shares of Class B common stock outstanding as of March 28, 2025.

## Item 1. Issuer
Name of issuer: Newsmax Inc.
Address of issuer's principal executive offices: 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida, 33487

## Item 2. Person Filing
Name of person filing: Thomas Peterffy and Conyers Investments LLC.
Address of principal business office or, if none, residence: The business address of each of Mr. Peterffy and Conyers Investments LLC is c/o Conyers Investments LLC, 777 S. Flagler Drive, #1001 East, West Palm Beach, Florida 33401.
Citizenship: Mr. Peterffy is a United States citizen. Conyers Investments LLC is a limited liability company organized and existing under the laws of the State of Connecticut.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Conyers Investments LLC beneficially owns 23,045,352 shares of Class B common stock. Thomas Peterffy, as the manager of Conyers Investments LLC, may be deemed to beneficially own the shares of Class B Common Stock owned by Conyers Investments LLC.
Percent of class: 25.9
Sole power to vote or to direct the vote: 23,045,352
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 23,045,352
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
See Exhibit 1 - Joint Filing Agreement

## Signatures
- Thomas Peterffy: /s/ Thomas Peterffy, Thomas Peterffy (04/01/2025)
- Conyers Investments LLC: /s/ Thomas Peterffy, Conyers Investments LLC (04/01/2025)